Correspondence

Amish Naturals, Inc.
6399 S.R. 83                                                 Phone: 330 674 0998
Holmesville, OH 44633                                           Fax 330 674 0380

July 15, 2009

United States Securities and Exchange Commission
Washington, DC 20549-7010

Attn:    Ms. Suying Li
         Division of Corporation Finance

Dear Ms. Li:

In follow-up to your recent request after the review of the response submitted to the Security and Exchange Commission's comment letter of April 8, 2009, please be advised as follows:

Question 2: The principal amount of the conversion was $600,000.

Question 3: We used the Black Scholes Option Pricing Model to determine the value of the warrants issued and the imbedded conversion feature in each of the Sandell financings. The following are the criteria that was used in determining the values.

    Sandell I                                 Conversion    Series A      Series B     Series C       Series D
                                              ----------    --------      --------     --------       --------
         Risk-free interest rate              4.63%         4.63%         4.63%        4.63%          4.63%

         Expected volatility of common
              Stock                           92.8562%      92.8562%      92.8562%     92.8562%       92.8562%

         Dividend yield                       -0-           -0-           -0-          -0-            -0-

         Expected life                        3 years       7.33 years    7.33 years   7.33 years     7.33 years

         Fair value                           1.521048      1.976323      1.915642     1.873671       1.976323



    Sandell II                                Conversion    Series E      Series F
                                              ----------    --------      --------
         Risk-free interest rate              2.14%         3.61%         3.61%

         Expected volatility of common
              Stock                           99.7789%      99.7789%      99.7789%

         Dividend yield                       -0-           -0-           -0-

         Expected life                        2 years       9 years       9 years

         Fair value                           1.115009      1.825571      1.989334



     We allocated the proceeds of the Sandell financings as follows:

     Sandell I:

Note Date                                              9/10/2007
Principal amount                                      $6,000,000
Due date                                               9/10/2010
Interest rate                                              9.25%
Conversion rate                                          $1.8781
BPOMS value                                              $1.5210
Interest payment in  stock                       85% of average price
Financial milestone requirements:
               12 months ended 12/31/07          500,000 net revenue
               6 months ended 6/30/08            6.0 million net revenue; $1.0 million EBITDA
               12 months ended 12/31/08          15.5 million net revenue; 2.5 million EBITDA
               6 months ended 6/30/09            12.0 million net revenue; 4.0 million EBITDA
               12 months ended 12/31/09          24.0 million net revenue; 8.5 million EBITDA
Series A warrants:
               Number                                  1,597,331
               Exercise price                            $1.8781
               Term                                        7 yrs
               BPOMS value                               1.97632     $3,156,837.20     0.1382997      $756,499.18
Series B warrants:
               Number                                    798,665
               Exercise price                              $2.50
               Term                                        7 yrs
               BPOMS value                               1.91564      1,529,954.62     0.0670266       366,635.76
Series C warrants:
               Number                                    798,665
               Exercise price                              $3.00
               Term                                        7 yrs
               BPOMS value                               1.87367      1,496,434.65         $0.07       358,603.09
Series D warrants:
               Number                                  3,194,661
               Exercise price                            $1.8781
               Term                                        7 yrs
               BPOMS value                               1.97632      6,313,672.43     0.2765992     1,512,997.88

Total warrants                                         6,389,322    $12,496,898.90                  $2,994,735.92

Shares to be issued upon conversion                    3,194,718      4,859,166.18      0.212878     1,164,442.44

               Total                                   9,584,040    $17,356,065.08                  $4,159,178.36
Debt balance                                                            $6,000,000
Discount                                                                  $530,000
Net proceeds                                                            $5,470,000     0.2396383    $1,310,821.64
               Total                                                   $22,826,065          1.00    $5,470,000.00

Total debt discount:
               Cash                                                                                      $530,000
               Value of warrants and
                  imbedded conversion feature                                                       $4,159,178.36
               Total                                                                                   $4,689,178
Net debt                                                                                            $1,310,821.64
                                                                                                       $6,000,000
         Total



     Sandell II:

Date                                               2/20/2008

Note face amount                                   3,125,000
Amount due at maturity                             4,218,750
Interest rate                                    10% prepaid
Prepaid interest                                     625,000
Term                                                 2 years
Conversion feature                                1.75/share
Number of shares issued upon conversion         1,785,714.29


                                                     Black Scholes                                 allocated to cash
                                                         value       Fair Value  % of Fair value        proceeds
                                                     -------------   ----------  ---------------   -----------------
Conversion feature:                                    1.115009       1,991,088      0.10760054        234,031.17
Warrants:
   E warrants:

               Number               5,000,000          1.825571       9,127,855     0.493279239      1,072,882.34
               Term                 9 years
               Exercise price       1.1056

   F warrants:

               Number               2,500,000          1.989334       4,973,335     0.268764447        584,562.67
               Term                 9 years
               Exercise price       0.001

Finders Fee-Wharton Capital

               Cash                 250,000
               Warrants:

                    Number          156,250            1.517826         237,160     0.012816402        27,875.67
                    Term            5 years

Legal Fees                           75,000
                                                                     16,329,438


Net proceeds                        2,175,000                         2,175,000     0.117539372       255,648.13


Total                                                                18,504,438            1.00     2,175,000.00


Amish Naturals, Inc. entered into two convertible debt obligations in which the Company issued warrants to purchase shares of its common stock issued in connection with those notes.

The provisions of SFAS 133 and SFAS 150 were considered in determining the appropriated accounting treatment for the embedded conversion features of the notes and the warrants.

SFAS 133 states "6. A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

     a. It has (1) one or more underlyings and (2) one or more notional amounts
     (3) or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.(4)

          (3) Sometimes other names are used. For example, the notional amount is called a face amount in some contracts.

          (4) The terms underlying, notional amount, payment provision, and settlement are intended to include the plural forms in the remainder of this Statement. Including both the singular and plural forms used in this paragraph is more accurate but much more awkward and impairs the readability.

     b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

     c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

11. Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

     a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

     b. Contracts issued by the entity that are subject to FASB Statement No. 123 (revised 2004), Share-Based Payment. If any such contract ceases to be subject to Statement 123(R) in accordance with paragraph A231 of that Statement, (5aa) the terms of that contract shall then be analyzed to determine whether the contract is subject to this Statement.

     5aa. FASB Staff Position FAS 123(R)-1, "Classification and Measurement of
          Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)," defers the guidance in paragraph A231 of Statement 123(R) for employee awards under certain circumstances and provides additional guidance about when those awards cease to be subject to Statement 123(R). An award that ceases to be subject to Statement 123(R) in accordance with that FSP should be analyzed to determine whether it is subject to this Statement"

Neither the embedded conversion features nor warrants meet all three conditions required for these items to be considered derivatives. Further, paragraph 11 of SFAS 133 states

     11. Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

     a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

Both the warrants and embedded conversion features are indexed to the Company's own stock and are classified in stockholders equity. We considered the effect of SFAS 133 and SFAS 150 in determining the classification of the warrants and embedded conversion features.

SFAS 133 states:

     Embedded Derivative Instruments

12. Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6-9), such as bonds, insurance policies, and leases, may contain "embedded" derivative instruments--implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract ("the host contract") is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

     a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

     b. The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

     c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders' equity absent the provisions in Statement 150.(5b)

     5b. For purposes of analyzing the application of paragraph 11(a) of this Statement to an embedded derivative instrument as though it were a separate instrument, paragraphs 9-12 of Statement 150 should be disregarded. Those embedded features are analyzed by applying other applicable guidance.

It does not appear that the embedded conversion features meet the above three conditions and therefore should not be treated as a derivative instrument.

SFAS 150 states:

     This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

     o A financial instrument issued in the form of shares that is mandatorily redeemable--that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

     o A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled)

     o A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

          a. A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer's equity shares

          b. Variations in something other than the fair value of the issuer's equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares

          c. Variations inversely related to changes in the fair value of the issuer's equity shares, for example, a written put option that could be net share settled.

The requirements of this Statement apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

The provisions of the warrants do not provide for any of the items that would require classification as a liability and therefore the value ascribed to the warrants is recorded in shareholders equity.

As Chief Executive Officer of Amish Naturals, Inc., (the "Registrant") I hereby acknowledge the following:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any initiated by the Commission or any person under the federal securities laws of the United States.



Respectfully submitted,



/s/ David C. Skinner, Sr.
-------------------------
David C. Skinner, Sr./CEO


cc:      Mr. Dale Paisley/CFO